Exhibit 99.1
NewLead Holdings Ltd.
Announces
Fourth Quarter and Full Year 2009 Financial Results
PIRAEUS, GREECE, February 26, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”), a leading vertically integrated global shipping company specializing in the dry bulk and products tanker shipping industry, today reported its financial results for the fourth quarter and full year ended December 31, 2009.
Michael S. Zolotas, President and Chief Executive Officer stated “Since taking control of the Company four months ago, we have revitalized and rebranded the operating activities of NewLead. As a result of this and a renewed focus on technical management, NewLead has improved operating efficiencies. The balance of 2010 will be focused on continuing the transition to profitability by reconfiguring the fleet mix to more appropriately reflect opportunity.”
RECENT DEVELOPMENTS
•	Completed $400.0 million recapitalization.

•	Deleveraged balance sheet by converting $20.0 million of the 7% convertible senior notes into equity and using vessel sale proceeds to repay debt.

•	Agreed to purchase two geared new-build Kamsarmax vessels, with long-term charters. The vessels are projected to add approximately $16.1 million in EBITDA annually and $104.0 million in aggregate EBITDA over the term of the time charters.

•	Exited the container market with the sale of Saronikos Bridge and Seine.

•	Agreed to sell non-productive asset, Chinook, a Romanian product tanker. It is expected that the sale will generate approximately $2.0 million in annual savings.

•	Rebranded Company by adopting new trade name and commercial policies.
$400.0 Million Recapitalization
In October 2009, as part of the approximate $400.0 recapitalization, the Company entered into a new $221.4 million loan agreement refinancing its revolving credit facility with its syndicate of lenders, and issued $145.0 million aggregate principal amount of 7% convertible senior notes. NewLead also assumed a $37.4 million credit facility for the three vessels transferred to it in exchange for approximately 18.98 million of newly issued common shares.
In conjunction with the recapitalization, the Company underwent a complete change in leadership, resulting in the reconstitution of the Board of Directors and the appointment of new senior management.

Deleveraging Activities
In November 2009, $20.0 million of the outstanding 7% senior convertible notes were converted into 26.67 million common shares at a conversion price of $0.75 per share. Following the conversion, the remaining amount of outstanding 7% senior convertible notes is $125.0 million and such notes are convertible into approximately 166.67 million common shares.
Furthermore, the sale of non-productive assets generated aggregate proceeds of $21.5 million; a portion of these proceeds was utilized to pay down debt.
Agreement to Purchase New-build Vessels
In February 2010, the Company signed a Stock Purchase Agreement providing for the purchase of two geared Kamsarmaxes for an aggregate purchase price of $112.7 million. The Company will acquire two geared, 80,000 DWT Kamsarmaxes from COSCO Dalian Shipyard Co. Ltd. to be delivered in the fourth quarter of 2010 and 2011. The charter for the first vessel is for a five-year initial term at $28,710 (net) per day. The charter for the second vessel is for a seven-year term at $27,300 (net) per day. These time charters are projected to add approximately $16.1 million in EBITDA annually and $104.0 million in aggregate EBITDA.
Exited Container Market
In January 2010, the Company completed the sale of the Seine and the Saronikos Bridge for $13.0 million of gross cash proceeds. A portion of such proceeds were used to pay down outstanding debt. The Saronikos Bridge and the Seine were delivered to their new owners in January 2010. As a result of the sale and delivery of these vessels, the Company exited the container market.
Fleet Expansion and Technical Management
During the fourth quarter of 2009, the Company entered into a non-binding Letter of Intent to acquire Newlead Shipping S.A. and six vessels, consisting of four dry bulk carriers and two product tankers, in a transaction valued at approximately $180.0 million, of which approximately $20.0 million will be paid through the issuance of common shares at a price no less than $2.25 per share, a premium of over 156% from the recent closing price of NewLead’s common shares. The balance of the purchase price will be paid through the assumption of existing liabilities. The transaction is subject to Board approval and consents from existing creditors. It is anticipated the transaction will provide a meaningfully impact on operating results by the end of the second quarter of 2010.
FINANCIAL RESULTS
For the following results and the selected financial data presented herein, NewLead has compiled consolidated statement of operations for the three and twelve months ended December 31, 2009 and 2008 (including the predecessor business from January 1, 2009 to October 13, 2009 and successor business for the period from October 14, 2009 to December 31, 2009). The information was derived from the unaudited financial statements of the successor and predecessor business. The successor period in the consolidated statement of operations is not directly comparable to the predecessor period because it includes the effects of fair value purchase accounting adjustments. Adjusted EBITDA is a non-US GAAP financial measure and should not be used in isolation or substitution for the predecessor and successor results. Furthermore, with the exit from the container market and the addition of three dry bulk vessels, the Company will focus its operations and strategic initiatives on the tanker and dry bulk shipping markets. As a result, the Company will report its operations in two operating segments, the “Wet” and “Dry” which will include the results of operations for the product tankers and dry bulk vessels, respectively.
Fourth Quarter 2009 Results

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR	(Unaudited)	(Unaudited)
	October 14, 2009	October 1, 2009	COMBINED	PREDECESSOR
	to	to	Three months ended	Three months ended
	December 31, 2009	October 13, 2009	December 31, 2009	December 31, 2008

(Expressed in thousands of U.S. dollars)
Operating revenues	$14,096	$1,756	$15,852	$14,274
EBITDA	$(9,815)	$(1,688)	$(11,503)	$4,056
Adjusted EBITDA	$(1,759)	$(999)	$(2,758)*	$4,415 **
Net loss from continuing operations	$(35,865)	$(1,039)	$(36,904)	$(9,958)

*	Adjusted EBITDA for the three months ended December 31, 2009, excludes $8.3 million for warrant and stock-based compensation expense, $0.3 million for claims provision, as well as $0.2 million for deferred revenue.

**	Adjusted EBITDA for the three months ended December 31, 2008, excludes $0.2 million for stock-based compensation expense and $0.2 million for provision for doubtful receivables.
For the quarter ended December 31, 2009, total revenues from continuing operations increased by 11.1% to $15.9 million compared to total revenues of $14.3 million recorded for the quarter ended December 31, 2008. For the quarter ended December 31, 2009 and December 31, 2008, the Company’s time charter equivalent TCE rates were $11,899 per day and $16,367 per day, respectively. The 27.3% decrease in TCE rates reflects the significant exposure the Company had to the spot market, as seven out of twelve vessels operated in the spot market during the quarter ended December 31, 2009, a consequence of the general economic environment and market conditions for the tanker market. The decrease in revenue, attributable to lower TCE rates, was partially offset by an increase in operating days associated with the three dry bulk vessels transferred in as part of the Company’s recapitalization during the fourth quarter of 2009.
Fleet utilization for the quarter ended December 31, 2009 was 82% compared to 91% for the quarter ended December 31, 2008. The decrease in utilization was attributable to the unemployment days for the tankers operating in the spot market, as only 43% of the fleet was operating under time charters during the fourth quarter in 2009 compared to 84% of the fleet being fixed on time charters for the comparable period in 2008. In addition to the above, the Nordanvind did not generate revenue during the quarter ended December 31, 2009.
Adjusted EBITDA from continuing operations for the quarter ended December 31, 2009, was a loss of $2.8 million, compared to $4.4 million for the quarter ended December 31, 2008. This decrease was mainly attributable to the fleet’s lower utilization, as well as, significantly higher voyage expenses due to the majority of the fleet operating in the spot market. Voyage expenses increased by $4.1 million or 273.0% to $5.6 million during the fourth quarter of 2009 compared to $1.5 million during the comparable period in 2008, which more than offset the increase in revenue. Additionally, vessel operating expenses increased by 31.7% to $7.9 million dollars during the fourth quarter of 2009 from $6.0 million for the comparable period in 2008, reflecting increased repair expenses and the transfer of the dry bulk vessels. Furthermore, there was approximately $2.2 million of expenses related to the Company’s recapitalization during the quarter.

Net loss from continuing operations was $36.9 million for the quarter ended December 31, 2009, compared to a net loss of $10.0 million, recorded for the quarter ended December 31, 2008. The results for the fourth quarter of 2009 reflect significantly lower net revenues generated for the product tankers in the spot market as well as increased operating expenses as previously discussed and also include higher interest expenses of approximately $20.1 million as a result of the Company’s recapitalization during the quarter and is primarily attributable to the 7% senior convertible notes which included a $17.0 million non-cash charge from the amortization of the beneficial conversion feature embedded in the 7% notes. Furthermore, the results for the fourth quarter of 2009 included transaction costs of $9.7 million relating to the recapitalization, as well as, a $4.2 million non-cash gain from the change in the fair value of derivatives. The results for the same period of 2008 included a $5.8 million non-cash loss from the change in the fair value of derivatives.
The net loss for the quarter ended December 31, 2009 and 2008 was $39.9 million and $42.4 million respectively. These include losses from discontinued operations of $3.0 million in 2009 and $32.5 million in 2008, which were primarily related to the Company’s exit from the container market.
Twelve Months Ended December 31, 2009 Results

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR	COMBINED	PREDECESSOR
	October 14, 2009 to	January 1, 2009 to	Twelve months ended	Twelve months ended
	December 31, 2009	October 13, 2009	December 31, 2009	December 31, 2008

(Expressed in thousands of U.S. dollars)
Operating revenues	$14,096	$33,564	$47,660	$56,519
EBITDA	$(9,815)	$(7,686)	$(17,501)	$20,491
Adjusted EBITDA	$(1,759)	$(2,946)	$(4,705)*	$21,734 **
Net loss from continuing operations	$(35,865)	$(95,448)	$(131,313)	$(16,573)

*	Adjusted EBITDA for the twelve months ended December 31, 2009, excludes $8.7 million for warrant and stock-based compensation expense, $3.7 million for claims provision, $0.2 million for provision for doubtful receivables, as well as $0.2 million for deferred revenue.

**	Adjusted EBITDA for the twelve months ended December 31, 2008, excludes $1.1 million for stock-based compensation expense and $0.2 million for provision for doubtful receivables.
For the twelve months ended December 31, 2009, total revenues from continuing operations decreased by 15.6% to $47.7 million, compared to total revenues of $56.5 million for the twelve months ended December 31, 2008. This decrease in revenue was primarily attributable to a 15.6% reduction in vessel operating days, as well as, lower TCE rates. For the twelve months ended December 31, 2009 and December 31, 2008, the Company’s TCE rates were $12,116 per day and $16,318 per day, respectively. The 25.8% decrease in TCE rates reflect the significant exposure the Company had to the spot market, as seven out of the twelve vessels operated in the spot market during the twelve months ended December 31, 2009, a consequence of the general economic environment and market conditions for the tanker market. The decrease in revenue attributable to lower TCE rates was partially offset by the increased operating days associated with the three dry bulk vessels transferred in as part of the Company’s recapitalization.
Fleet utilization for the twelve months ended December 31, 2009 was 82%, compared to 92% for the twelve months ended December 31, 2008. The decrease in utilization was attributable to the unemployment days when the tankers that operated in the spot market, as only 50% of the fleet was operating under time charters during 2009 compared to 85% of the fleet being fixed on time charters in 2008. In addition to the above, the Nordanvind did not generate revenue during the twelve months ended December 31, 2009.
Adjusted EBITDA from continuing operations for the twelve months ended December 31, 2009, was a loss of $4.7 million compared to $21.7 million for the twelve months ended December 31, 2008. This decrease is mainly attributable to the 15.6% decrease in revenue as well as significantly higher voyage expenses due to the majority of the fleet operating in the spot market. Voyage expenses increased by $6.9 million or 109.5% to $13.2 million dollars during 2009 compared to $6.3 million during the comparable period in 2008. Additionally, vessel operating expenses increased by 47.5% to $29.2 million dollars during 2009 from $19.8 million for the comparable period in 2008, reflecting increased repair expenses and the transfer of the dry bulk vessels. Furthermore, there were approximately $4.8 million of expenses related to the Company’s recapitalization during the twelve months of 2009.
Net loss from continuing operations was $131.3 million for the twelve months ended December 31, 2009, compared to a net loss of $16.6 million, recorded for the twelve months ended December 31, 2008. Besides the significantly lower net revenues generated for the product tankers in the spot market and increased operating expenses as discussed above, the results for the twelve months ended December 31, 2009, reflect a $68.0 million vessel impairment charge, a $3.7 million provision for charter claims, as well as, higher interest expenses of approximately $19.2 million as consequence of the company’s recapitalization during the quarter and primarily attributable to the 7% senior convertible notes which included a $17.0 million non-cash charge from the amortization of the beneficial conversion feature embedded in the notes. Furthermore, the results for 2009 also include transaction costs of $12.4 million associated with the recapitalization and $5.6 million non-cash gain from the change in the fair value of derivatives. The results for the same period of 2008 included a $6.5 million non-cash loss from the change in the fair value of derivatives.
The net loss for the year ended December 31, 2009 and 2008 was $163.6 million and $39.8 million, respectively. These include losses from discontinued operations of $32.3 million in 2009 and $23.3 million in 2008, which primarily relate to the Company’s exit from the container market.
Balance Sheet
NewLead had a positive working capital position of approximately $67.2 million, reflecting $106.3 million cash and cash equivalents as of December 31, 2009 compared with a negative working capital position of approximately $231.7 million as of December 31, 2008. Total Debt amounted to $278.7 million for the period ending December 31, 2009, compared to $223.7 million as of December 31, 2008. The long term portion of the debt amounted to $223.0 million for the period ended December 31, 2009 compared to nil as of December 31, 2008. In 2008, the debt of $223.7 million was classified under short term debt due to violation of certain covenants of the credit facility, which has subsequently refinanced as part of the recent recapitalization.
7% Convertible Senior Notes
The Company has reflected the value of its currently outstanding $125.0 million of 7% convertible senior notes as $41.4 million on its balance sheet, as of December 31, 2009, net of two discounts: (1) a Beneficial Conversion Feature (“BCF”); and (2) a “Make Whole Fundamental Change” conversion option which has been valued separately. Under the accounting provision, these two components factor into the valuation of the convertible notes as follows:
(1) The BCF was valued at $100.5 million and is amortized over the life of the 7% notes as interest expense. The BCF represents the difference between the conversion price of the 7% notes ($0.75) and the market price of the Company’s common shares at the date of issuance ($1.27), multiplied by

193.3 million shares, assuming full conversion of the initial $145.0 million notes. Assuming no further conversions of the remaining $125.0 million of the 7% notes, the annual BCF amortization will be $14.4 million annually; and (2) the Make Whole Fundamental Change was valued at $31,3I0 relating to an additional benefit of an extra 10% additional shares that the holders can potentially acquire when converting the notes should certain conditions exist. This will also be amortized over the life of the 7% notes as an interest expense.
FLEET UPDATE
Not including the six dropdown vessels, NewLead operates a fleet of nine double-hull product tankers and three dry bulk vessels. Currently, five out of the 12 vessels of the Company are secured on period charters with established international charterers. The charters for the product tankers have approximate remaining periods ranging from five to eleven months. Charters for the two Stena product tanker vessels and one of its dry bulk vessels, currently have profit-sharing components. It is anticipated that NewLead will have 18 vessels, after giving effect to the dropdown of six vessels.
The charters for the dry bulk vessels have remaining periods ranging approximately as follows:
•	China — Minimum five years, eight months — Maximum six years, eight months, plus an option to extend further by approximately 159 days due to dry-docking duration.

•	Australia — Minimum 11 months — Maximum two years, one month.

•	Brazil — Minimum four years, eight months — Maximum four years, 11 months.
The following table details NewLead’s fleet deployment as of February 26, 2010:

				Net Daily
		Year	Charter	Charter Hire
Vessel Name	Size	Built	Expiration	Rate
Product Tanker Vessels
Stena Compass	72,750 dwt	2006	August 2010 (1)	$18,232.50
Stena Compassion	72,750 dwt	2006	December 2010 (1)	$18,232.50
Newlead Avra (formerly Altius)	73,400 dwt	2004	Spot	—
Fortius (4)	73,400 dwt	2004	Spot	—
Nordanvind	38,701 dwt	2001	Spot	—
Chinook	38,701 dwt	2001	Spot	—
Ostria (formerly Bora)	38,701 dwt	2000	Spot	—
High Land	41,450 dwt	1992	July 2010	$8,181.25
High Rider	41,502 dwt	1991	Spot	—

Drybulk Vessels
Brazil	151,738 dwt	1995	February 2015 (2)	$28,985 (3)
Australia	172,972 dwt	1993	December 2011 (2)	$20,391
China	135,364 dwt	1992	March 2017 (2)	$12,753

(1)	Bareboat charters, plus additional income under profit sharing provisions.

(2)	Maximum option.

(3)	$28,985 for the first and second years, $26,180 all years thereafter, plus profit sharing (85% of the Cape Spot 4 TCE Avg. minus $26,600)

(4)	To be renamed NewLead Fortune.

Summary of Selected Data

	(Unaudited)		(Unaudited)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

FLEET DATA
Number of Vessels	12	9	12	9
Number of Vessels on time Charter	5	7	5	7
Weighted average age of fleet	10.8	8.0	10.8	8.0
Available days (1)	928	828	3,109	3,294
Operating days (2)	761	751	2,556	3,029
Fleet utilization (3)	82%	91%	82%	92%
Equivalent vessels (4)	87%	100%	88%	100%
AVERAGE DAILY RESULTS
Time Charter Equivalents (5)	$11,899	$16,367	$12,116	$16,318
Total Vessel Operating Expenses (6)	$10,035	$10,823	$11,773	$9,244

1)	Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

2)	Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

3)	Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

4)	Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.

5)	Time Charter Equivalent, or TCE, rates are defined as voyage, time charter and bareboat revenues, less voyage expenses and commissions during a period, divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts. This has been adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter by assuming a TCE rate of $24,500 per day, reflecting assumed operating costs of $5,800 per day, has been included in respect of the annual operating days of the vessels during the twelve month periods ended December 31, 2009 and 2008, respectively.

6)	Total vessel operating expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees, divided by the vessels calendar days. This has been adjusted to exclude the calendar days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters.

CONFERENCE CALL INFORMATION
NewLead will hold a conference call on Friday, February 26, 2010, at 8:00 EST to discuss highlights and details of the fourth quarter and year ended December 31, 2009 financial results.
To access the conference call, dial (888) 935-4575 from the US or Canada or +1 (212) 444-0412 from all other locations. The conference ID is 2243203.
Following the teleconference, a replay of the call may be accessed by dialing (866) 932-5017 from the US or Canada, or +1 (347) 366-9565 from all other locations. The conference ID is 2243203. The replay will be available through March 4, 2010.
The conference call will also be broadcast live over the Internet. To access the live webcast, please go to the Investor Information tab on the Company’s website: www.newleadholdings.com.
NewLead will be publishing a supplemental slide presentation which will also be available on the Company’s website on the morning of the call.
About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tankers, and dry bulk vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as ''forward-looking statements.’’ We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the dry bulk vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead Holdings Ltd. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead Holdings Ltd. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled dry-docking, changes in NewLead Holdings Ltd.’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in NewLead Holdings Ltd.’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words “Anticipate,” “Estimate,” “Project,” “Forecast,” “Plan,” “Potential,” “May,” “Should,” and “Expect” reflect forward-looking statements.
Investor and Media Contact:
Laura A. Kowalcyk, Account Supervisor
CJP Communications
+1 (212) 279 3115 x.209

NEWLEAD HOLDINGS LTD.
UNAUDITED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2009 AND
DECEMBER 31, 2008
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR	(Unaudited)	(Unaudited)
	October 14,	October 1,	COMBINED	PREDECESSOR
	2009	2009	Three months	Three months
	to	to	ended	ended
	December 31, 2009	October 13, 2009	December 31, 2009	December 31, 2008

OPERATING REVENUES	$14,096	$1,756	$15,852	$14,274

EXPENSES:
Commissions	(407)	(41)	(448)	(258)
Voyage expenses	(4,634)	(953)	(5,587)	(1,531)
Vessel operating expenses	(6,530)	(1,380)	(7,910)	(5,977)
General & administrative expenses	(12,025)	(1,023)	(13,048)	(2,134)
Depreciation and amortization expenses	(4,844)	(400)	(5,244)	(3,849)
Management fees	(315)	(47)	(362)	(301)

	(28,755)	(3,844)	(32,599)	(14,050)

Net operating (loss)/ income	(14,659)	(2,088)	(16,747)	224

OTHER INCOME/(EXPENSES), NET:
Interest & finance expense, net	(23,996)	(578)	(24,574)	(4,485)
Interest income	236	—	236	74
Other expenses, net	—	—	—	(17)
Change in fair value of derivatives	2,554	1,627	4,181	(5,754)

Total other (expenses) / income, net	(21,206)	1,049	(20,157)	(10, 182)

Net loss from continuing operations	(35,865)	(1,039)	(36,904)	(9,958)

Net loss from discontinued operations	(2,007)	(964)	(2,971)	(32,460)

Net loss	$(37,872)	$(2,003)	$(39,875)	$(42,418)

Loss per share:
Basic and Diluted

Continuing operations	$(0.56)	$(0.04)		$(0.35)

Discontinued operations	$(0.03)	$(0.03)		$(1.13)

Total	$(0.59)	$(0.07)		$(1.48)

Weighted average number of shares:
Basic and diluted	64,360,488	28,809,569		28,721,660

NEWLEAD HOLDINGS LTD.
OPERATIONS BY SEGMENT (Unaudited)
FOR THE THREE MONTHS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008
(All amounts expressed in thousands of U.S. Dollars)

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	October 14,	October 1,	October 14,	October 1,	October 14,	October 1,
	to	to	to	to	to	to
	December 31,	October 13,	December 31,	October 13,	December 31,	October 13,
	2009	2009	2009	2009	2009	2009

Operating revenue	$9,201	$1,756	$4,895	$—	$14,096	$$1,756
Commissions	(292)	(41)	(115)	—	(407)	(41)
Voyage expenses	(4,548)	(953)	(86)	—	(4,634)	(953)
Vessel operating expenses	(4,694)	(1,380)	(1,836)	—	(6,530)	(1,380)
General & administrative expenses	(1,766)	(233)	(540)	—	(2,306)	(233)
Management fees	(194)	(47)	(121)	—	(315)	(47)

Net operating (loss) / income before depreciation and amortization	(2,293)	(898)	2,197		(96)	(898)
Depreciation and amortization expenses	(2,989)	(400)	(1,855)	—	(4,844)	(400)

Net operating (loss) / income	(5,282)	(1,298)	342	—	(4,940)	(1,298)

Transaction costs	(6,702)	(790)	(2,234)		(8,936)	(790)

Compensation costs	(587)	—	(196)		(783)	—
Interest and finance expenses, net	(18,372)	(578)	(5,624)	—	(23,996)	(578)
Interest income	177	—	59	—	236	—
Change in fair value of derivatives	1,537	1,627	1,017	—	2,554	1,627

Net loss from continuing operations	(29,229)	(1,039)	(6,636)	—	(35,865)	(1,039)

Net loss from discontinued operations	(2,007)	(964)	—	—	(2,007)	(964)

Net loss	$(31,236)	$(2,003)	$(6,636)	$—	$(37,872)	$(2,003)

NEWLEAD HOLDINGS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND
DECEMBER 31, 2008
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR	(Unaudited)	(Unaudited)
	October 14,	January 1,	COMBINED	PREDECESSOR
	2009	2009	Twelve months	Twelve months
	to	to	ended	ended
	December 31,	October 13,	December 31,	December 31,
	2009	2009	2009	2008

OPERATING REVENUES	$14,096	$33,564	$47,660	$56,519

EXPENSES:
Commissions	(407)	(769)	(1,176)	(689)
Voyage expenses	(4,634)	(8,574)	(13,208)	(6,323)
Vessel operating expenses	(6,530)	(22,681)	(29,211)	(19,798)
General & administrative expenses	(12,025)	(8,366)	(20,391)	(7,816)
Depreciation and amortization expenses	(4,844)	(11,813)	(16,657)	(15,040)
Impairment loss	—	(68,042)	(68,042)	—
Management fees	(315)	(900)	(1,215)	(1,404)

	(28,755)	(121,145)	(149,900)	(51,070)

Net operating (loss)/ income	(14,659)	(87,581)	(102,240)	5,449

OTHER INCOME/(EXPENSES), NET:
Interest & finance expense, net	(23,996)	(10,928)	(34,924)	(15,741)
Interest income	236	9	245	232
Other income, net	—	40	40	2
Change in fair value of derivatives	2,554	3,012	5,566	(6,515)

Total other (expenses), net	(21,206)	(7,867)	(29,073)	(22,022)

Net loss from continuing operations	(35,865)	(95,448)	(131,313)	(16,573)

Net loss from discontinued operations	(2,007)	(30,316)	(32,323)	(23,255)

Net loss	$(37,872)	$(125,764)	(163,636)	$(39,828)

Loss per share:
Basic and Diluted

Continuing operations	$(0.53)	$(3.32)		$(0.58)

Discontinued operations	$(0.03)	$(1.05)		$(0.81)

Total	$(0.56)	$(4.37)		$(1.39)

Weighted average number of shares:
Basic and diluted	67,067,239	28,750,295		28,634,186

NEWLEAD HOLDINGS LTD.
OPERATIONS BY SEGMENT (Unaudited)
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND
DECEMBER 31, 2008
(All amounts expressed in thousands of U.S. Dollars except share amounts)

	Wet		Dry		Total
	Successor	Predecessor	Successor	Predecessor	Successor	Predecessor
	October 14,	January 1,	October 14,	January 1,	October 14,	January 1,
	To	to	to	to	to	to
	December 31,	October 13,	December 31,	October 13,	December 31,	October 13,
	2009	2009	2009	2009	2009	2009

Operating revenue	$9,201	$33,564	$4,895	$—	$14,096	$33,564
Commissions	(292)	(769)	(115)	—	(407)	(769)
Voyage expenses	(4,548)	(8,574)	(86)	—	(4,634)	(8,574)
Vessel operating expenses	(4,694)	(22,681)	(1,836)	—	(6,530)	(22,681)
General & administrative expenses	(1,766)	(4,553)	(540)	—	(2,306)	(4,553)
Management fees	(194)	(900)	(121)	—	(315)	(900)
Other income, net	—	40	—	—	—	40

Net operating (loss) / income before depreciation and amortization	(2,293)	(3,873)	2,197		(96)	(3,873)
Depreciation and amortization expenses	(2,989)	(11,813)	(1,855)	—	(4,844)	(11,813)
Impairment loss	—	(68,042)	—	—	—	(68,042)

Net operating (loss) / income	(5,282)	(83,728)	342	—	(4,940)	(83,728)

Transaction costs	(6,702)	(3,442)	(2,234)		(8,936)	(3,442)

Compensation costs	(587)	(371)	(196)		(783)	(371)
Interest and finance expenses, net	(18,372)	(10,928)	(5,624)	—	(23,996)	(10,928)
Interest income	177	9	59	—	236	9
Change in fair value of derivatives	1,537	3,012	1,017	—	2,554	3,012

Net loss from continuing operations	(29,229)	(95,448)	(6,636)	—	(35,865)	(95,448)

Net loss from discontinued operations	(2,007)	(30,316)	—	—	(2,007)	(30,316)

Net loss	$(31,236)	$(125,764)	$(6,636)	$—	$(37,872)	$(125,764)

NEWLEAD HOLDINGS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars except share amounts)

	(Unaudited)
	SUCCESSOR	PREDECESSOR
	As of	As of
	December 31,	December 31,
	2009	2008

ASSETS
Current assets
Cash and cash equivalents	$106,255	$4,009
Restricted cash	403	8,510
Trade receivables, net	4,572	2,533
Other receivables	496	2,289
Inventories	3,085	1,224
Prepaid expenses	1,082	967
Back log asset	5,528	—
Due from managing agent	—	160
Due from related parties	—	49

Total current assets	121,421	19,741

Restricted cash	9,668	—
Assets held for sale	8,250	—
Vessels and other fixed assets, net	253,115	296,463
Deferred charges, net	6,831	1,573

Total non-current assets	277,864	298,036

Total assets	$399,285	$317,777

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$14,240	$223,710
Accounts payable, trade	11,048	3,601
Accrued liabilities	16,957	7,776
Deferred income	226	1,807
Derivative financial instruments	9,687	12,451
Deferred charter revenue	—	2,144
Due to managing agent	2,054	—

Total current liabilities	54,212	251,489

Derivative financial instruments	7,407	—
7% Convertible senior notes, net	41,430	—
Deferred income	730	—
Deferred charter revenue	—	772
Long-term debt	223,030	—

Total non-current liabilities	272,597	772

Total liabilities	326,809	252,261

NEWLEAD HOLDINGS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
(All amounts expressed in thousands of U.S. Dollars except share amounts)

Shareholders’ equity
SUCCESSOR
Preference Shares, $0.01 par value, 500 million shares authorized, none issued
Common Shares, $0.01 par value, 1 billion shares authorized, 79.4 million shares issued and outstanding at December 31, 2009
PREDECESSOR
Preference Shares, $0.01 par value, 500 million shares authorized, none issued. Common Shares, $0.01 par value, 1 billion shares authorized, 29.0 million shares issued and outstanding at December 31, 2008	794	290
Additional paid-in capital	109,554	113,787
Accumulated Deficit	(37,872)	(48,561)

Total shareholders’ equity	72,476	65,516

Total liabilities and shareholders’ equity	$399,285	$317,777

NEWLEAD HOLDINGS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts expressed in thousands of U.S. dollars)

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR	(Unaudited)
	October 14, 2009	January 1, 2009	PREDECESSOR
	to	to	Twelve months ended
	December 31, 2009	October 13, 2009	December 31, 2008

Cash flows from operating activities:
Net loss	$(37,872)	$(125,764)	$(39,828)
Adjustments to reconcile net loss to net cash (used in ) / provided by operating activities:
Depreciation and amortization	3,656	17,368	30,493
Impairment loss	—	91,601	30,075
Provision for doubtful receivables	—	292	1,018
Amortization and write-off of deferred financing costs	1,391	555	1,333
Amortization and write-off of back log asset /deferred charter revenue	2,150	(1,694)	(8,115)
Amortization of the beneficial conversion feature	17,000
Change in fair value of derivative financial instruments	(2,554)	(3,012)	6,515
Payments for dry-docking /special survey costs	(1,040)	(4,306)	(2,159)
Share-based compensation	3,958	793	1,083
Issuance of warrants	3,940	—	—
Loss / (Gain) on sale of vessels	—	5,584	(13,569)
Restricted cash	—	6,612	—
(Increase)/decrease in:
Trade receivables	(851)	(1,480)	(1,332)
Other receivables	89	1,704	(1,256)
Inventories	(110)	(1,489)	745
Prepaid expenses	20	(135)	714
Due from management agents	455	1,759	654
Due from/to related parties	—	49	(643)
Increase/(decrease) in:
Accounts payable, trade	901	6,546	(4,822)
Accrued liabilities	4,571	2,206	2,479
Deferred income	(1,573)	(1,134)	(484)

Net cash (used in)/ provided by operating activities	(5,869)	(3,945)	2,901

Cash flows from investing activities:
Other fixed asset acquisitions	—	(63)	(27)
Restricted cash	—	—	1,548
Vessels disposals	—	2,279	59,562

Net cash provided by investing activities	—	2,216	61,083

Cash flows from financing activities:
Principal repayments of long-term debt	(57,400)	(2,280)	(61,090)
Proceeds from long-term debt	35,840
Proceeds from 7% Convertible senior notes	145,000	—	—
Financing fees	(4,282)	—	—
Restricted cash	(8,173)	—	(8,471)
Shareholders contribution	1,139
Proceeds from issuance of capital stock	—	—	4
Dividends paid	—	—	(2,862)

Net cash provided by/ (used in) financing activities	112,124	(2,280)	(72,419)

NEWLEAD HOLDINGS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(All amounts expressed in thousands of U.S. dollars)

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR	(Unaudited)
	October 14, 2009	January 1, 2009	PREDECESSOR
	to	to	Twelve months ended
	December 31, 2009	October 13, 2009	December 31, 2008

Net increase/ (decrease) in cash and cash equivalents	106,255	(4,009)	(8,435)
Cash and cash equivalents
Beginning of year	—	4,009	12,444

End of year	$106,255	$—	$4,009

Supplemental Cash Flow information:
Interest paid	$663	$13,140	$13,453

Assets and liabilities from recapitalization
Assets	$9,089
Liabilities	$1,222
Equity	$(10,311)
DISCLOSURE OF NON-GAAP FINANCIAL MEASURES
EBITDA represents net income from continuing operations, before net interest, taxes, depreciation and amortization. The Company uses EBITDA because it believes that EBITDA is a basis upon which liquidity can be assessed and because it believes that EBITDA presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness. The Company also believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA represents EBITDA before other non-cash items such as gains on sales of assets, stock-based compensation expense, claim provisions, doubtful receivables, impairment loss and the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessel acquisitions. EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures.

NEWLEAD HOLDINGS LTD.
DISCLOSURE OF NON-GAAP FINANCIAL MEASURES (continued)
FOR THE THREE MONTHS ENDED DECEMBER 31, 2009 AND
DECEMBER 31, 2008
(All amounts expressed in thousands of U.S. dollars unless otherwise stated)

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR	(Unaudited)	(Unaudited)
	October 14, 2009	October 1, 2009	COMBINED	PREDECESSOR
	to	to	Three months ended	Three months ended
	December 31, 2009	October 13, 2009	December 31, 2009	December 31, 2008
ADJUSTED EBITDA RECONCILIATION

NET LOSS from continuing operations	$(35,865)	$(1,039)	$(36,904)	$(9,958)

PLUS:
Net interest expense	23,760	578	24,338	4,411
Depreciation and amortization	4,844	400	5,244	3,849
Change in fair value of derivatives	(2,554)	(1,627)	(4,181)	5,754

EBITDA	$(9,815)	$(1,688)	$(11,503)	$4,056
Back log asset/ Deferred charter revenue	158	—	158	—
Claims provision	—	267	267	—
Doubtful receivables and bad debts	—	—	—	160
Stock based compensation (includes warrants valuations)	7,898	422	8,320	199

ADJUSTED EBITDA	$(1,759)	$(999)	$(2,758)	$4,415
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009 AND DECEMBER 31, 2008
(All amounts expressed in thousands of U.S. dollars unless otherwise stated)

	(Unaudited)	(Unaudited)
	SUCCESSOR	PREDECESSOR	(Unaudited)	(Unaudited)
	October 14, 2009	January 1, 2009	COMBINED	PREDECESSOR
	to	to	Twelve months ended	Twelve months ended
	December 31, 2009	October 13, 2009	December 31, 2009	December 31, 2008
ADJUSTED EBITDA RECONCILIATION

NET LOSS from continuing operations	$(35,865)	$(95,448)	$(131,313)	$(16,573)

PLUS:
Net interest expense	23,760	10,919	34,679	15,509
Depreciation and amortization	4,844	11,813	16,657	15,040
Impairment loss	—	68,042	68,042	—
Change in fair value of derivatives	(2,554)	(3,012)	(5,566)	6,515

EBITDA	$(9,815)	$(7,686)	$(17,501)	20,491
Back log asset/ Deferred charter revenue	158	—	158	—
Claims provision	—	3,730	3,730	—
Doubtful receivables and bad debts	—	217	217	160
Share based compensation (includes warrants valuations)	7,898	793	8,691	1,083

ADJUSTED EBITDA	$(1,759)	$(2,946)	$(4,705)	$21,734